QuickLinks -- Click here to rapidly navigate through this document

                                                                            Filed by Pharmacopeia, Inc. This
                                                                            communication is filed pursuant to Rule 425
                                                                            under the Securities Act of 1993, as amended,
                                                                            and deemed filed pursuant to Rule 14a-6 of
                                                                            the Securities Act of 1934, as amended.
                                                                            Subject Company: Pharmacopeia, Inc.
                                                                            Registration No.:333-70740

FOR IMMEDIATE RELEASE

PHARMACOPEIA SENDS LETTER TO STOCKHOLDERS

PRINCETON, New Jersey, December 27, 2001—Pharmacopeia, Inc. (Nasdaq: PCOP) today announced that it is mailing the following letter to all Pharmacopeia stockholders regarding the Company's proposed merger with Eos Biotechnology.

    Dear Fellow Stockholder:

    Your company is at a critical crossroads. We are writing to ask your support for Pharmacopeia's merger with Eos Biotechnology, an innovative genomics-based drug discovery and development company. We view our proposed acquisition of Eos as a key step in our strategic plan to maximize the value of both segments of our business. Please complete and mail the enclosed proxy card promptly to vote your shares for the merger so that we may receive it in time for our special stockholders meeting to be held on January 18, 2002.

Your Board Unanimously Recommends That All Stockholders Vote FOR the Merger

    The Merger Will Maximize The Value Of Both Pharmacopeia Business Segments—Eos will add proprietary drug targets and therapeutic development capabilities to Pharmacopeia's existing drug discovery resources. Eos will also enhance Accelrys, Pharmacopeia's software business, by adding proprietary gene expression databases to the Accelrys bioinformatics software solutions. We are confident that the proposed merger will position both Accelrys and our drug discovery unit as viable, stand-alone businesses.

    The Status Quo Is Not An Attractive Option—At Pharmacopeia we have millions of small molecule compounds in our library along with substantial drug discovery research capabilities. However, our current drug discovery business model relies on corporate partners to bring us drug targets, making our success in discovering new drugs contingent on the number of such targets. As a result of the low volume of targets generated by this service model, Pharmacopeia's drug discovery capabilities are substantially underutilized. And even when our partners are successful in developing a new drug, we currently receive only a fraction of the value ultimately to be derived from the new drug.

    We Need To Control Our Own Destiny—In order to optimally utilize our drug discovery science and resources and to maximize throughput we need our own source of high-quality disease targets and drug development capabilities. To achieve this end, Pharmacopeia sought a strategic acquisition to transform its drug discovery services business into a fully integrated drug discovery and development company.

    Eos Is The Right Strategic Partner At The Right Time For Pharmacopeia—Eos is an innovative biotechnology company that uses the human genome to identify new drug targets and develop antibodies against those targets to treat human diseases. With sophisticated proprietary tools and substantial scientific talent, Eos analyzes the disease cells for the activities of more than 90% of the genes in the human genome for the purpose of developing drugs to treat cancer and other diseases. Eos has a pipeline of disease targets and antibodies and plans to commence Phase I clinical trials for its first therapeutic candidate in 2002. The management and scientists at Pharmacopeia, together with its outside scientific advisory board and other expert advisors, have evaluated many strategies (and many possible merger partners) and have concluded that acquiring Eos is the best alternative available to realize our vision of becoming a drug discovery and development company.

    An Investment in Eos Is An Investment In The Future—We believe that by augmenting our existing drug discovery platform with a continuous flow of high quality proprietary targets and drug development capabilities from Eos we can substantially improve Pharmacopeia's future financial prospects. Specifically, we believe that we can generate substantial future revenues and profits by developing our own drug candidates and by out-licensing successful Phase II candidates to major pharmaceutical companies.

    The long-term financial results potentially achievable by the combined company are dramatically greater than the opportunities available to our current drug discovery services business. Our acquisition of Eos will create a fully integrated drug discovery and development company with expertise in genomics, chemistry and biology. We expect that the greater depth of expertise and resources of a combined Pharmacopeia-Eos will provide Pharmacopeia stockholders with greater long-term opportunities for top-line growth and for greater value than the Company could achieve on its own.

    We are confident that the acquisition of Eos is the best value creating opportunity for Pharmacopeia stockholders.

    To ensure your participation in the upside we expect to create through the Pharmacopeia-Eos combination, please sign, date and return the enclosed proxy card TODAY to vote FOR the acquisition and FOR the related increase in authorized shares.

    Your vote is extremely important. Failure to vote your shares could result in one or both of the proposals not being approved. If you have any questions or require any assistance in voting your proxy or executing voting instructions by telephone or internet, please call our proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 or at (212) 929-5500 (collect).

    Thank you on behalf of the Board of Directors for your continued confidence and support.

    Sincerely,

    Joseph A. Mollica, Ph.D.
    Chairman, President and Chief Executive Officer

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the SEC Web site, http://www.sec.gov. In addition, copies of documents filed with the SEC by Pharmacopeia can be obtained, without charge, by directing a request to MacKenzie Partners by email to: proxy@mackenziepartners.com or call (800) 322-2885 or to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia (www.pharmacopeia.com) provides enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's Drug Discovery segment integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. The business also provides consulting services to its customers in drug discovery and chemical development. Pharmacopeia employs approximately 800 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# # #

Contact:
Sue Rodney
Manager Investor Relations
(609) 452-3643
srodney@pharmacop.com

QuickLinks

PHARMACOPEIA SENDS LETTER TO STOCKHOLDERS